Mail Stop 6010

December 19, 2006

Via Facsimile and U.S. Mail

Mary E. Chowning
Chief Financial Officer
X-Rite, Incorporated
3100 44th Street S.W.
Grandville, MI 49418

> **Re:** **X-Rite, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **Form 8-K dated November 7, 2006**
> **File No. 0-14800**

Dear Ms. Chowning:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant